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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                              KLA Instruments Corp.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                    482480100
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement
[ X ]. (A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 482480100                   13G                      Page   2   of   5
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1           NAME OF REPORTING PERSON

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  CCMI - 13-3539843
                                                               CTC  - 52-1576922

            Chancellor Capital Management, Inc. ("CCMI") and Chancellor Trust Company, as Investment Advisers for various fiduciary accounts

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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)  X

                                                                         (b) / /

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3           SEC USE ONLY

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4           CITIZENSHIP OR PLACE OF ORGANIZATION
                   CCMI - Del.
                   CTC  - NY

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   NUMBER OF            5       SOLE VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH                               3,307,200 shares
   REPORTING
 PERSON WITH

                        --------------------------------------------------------

                        6       SHARED VOTING POWER

                                              - 0 -

                        --------------------------------------------------------

                        7       SOLE DISPOSITIVE POWER

                                    3,307,200 shares

                        --------------------------------------------------------

                        8       SHARED DISPOSITIVE POWER

                                              - 0 -

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9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   3,307,200 shares

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10               CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES*

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11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                   6.559%

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12               TYPE OF REPORTING PERSON*

                                   CO, BK, IA

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CUSIP: 482480100                                                     Page 3 of 5

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1.           Security and Issuer

                  (a)      KLA Instruments Corp. (the "Company")

                  (b)      Address:     160 Rio Robles
                                        San Jose, California  95134

Item 2.           Identity and Background

                  (a) This Schedule 13G is being filed by (i) Chancellor Capital Management, Inc., a Delaware corporation, whose principal business is the provision of institutional investment management services and (ii) Chancellor Trust Company, a New York State chartered trust company whose principal business is the provision of institutional investment management services.

                  (b) The address of the principal place of business of Chancellor Capital Management, Inc. and Chancellor Trust Company is: 1166 Avenue of the Americas, New York, New York 10036.

                  (c) Chancellor Capital Management, Inc. is a Delaware corporation. Chancellor Trust Company is a New York State chartered trust company.

                  (d) Common Stock

                  (e) CUSIP Number: 482480100

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(b)       X       Chancellor Trust Company is a Bank as defined in section 3(a)
(6) of the Act.

(e)       X       Chancellor Capital Management, Inc. is an Investment Adviser
registered under section 203 of the Investment Advisers Act of 1940.


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CUSIP: 482480100                                                     Page 4 of 5


Item 4.           Ownership

                  (a) For the year ended December 31, 1995, the aggregate number of shares of the Company's common stock beneficially owned by Chancellor Capital Management, Inc. and Chancellor Trust Company, as investment advisers for various fiduciary accounts, is 3,307,200 shares.

                  (b) Percent of Class: 6.559% based upon 50,421,000 shares outstanding.

                  (c) Chancellor Capital Management, Inc. and Chancellor Trust Company, as investment advisers for various fiduciary accounts, have sole power to vote or to direct the vote, and sole power to dispose of or to direct the disposition of, all of the shares reported in this Statement.

Item 5.           Ownership of Five Percent or Less

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Chancellor Capital Management, Inc. and Chancellor Trust Company are investment advisers for various fiduciary client accounts which are entitled to receipt of dividends and to proceeds of the sale of the shares reported in this Statement. The ownership interest of any such client accounts does not relate to more than five percent of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported by the Parent Holding Company

                  Not applicable.


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CUSIP: 482480100                                                     Page 5 of 5

Item 8.           Identification and Classification of Members of a Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification

                  By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 1, 1996

Signatures        Chancellor Capital Management, Inc.
                                as Investment Adviser

                           By: /s/ Jeffrey Trongone
                               -----------------------------
                                   JEFFREY TRONGONE
                                   Chief Financial Officer

                           Chancellor Trust Company
                                   as Investment Adviser

                           By: /s/ Jeffrey Trongone
                               -----------------------------
                                   JEFFREY TRONGONE
                                   Chief Financial Officer